As filed with the Securities and Exchange Commission on September 21, 2007

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

BANCO ITAÚ HOLDING FINANCEIRA S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Preferred Shares without Par Value, of Banco Itaú Holding Financeira S.A.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$307.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraphs (15) and (16)

securities

(iii)  The collection and distribution of dividends

Paragraphs (12), (14) and (15)

(iv)  The transmission of notices, reports and proxy

Paragraphs (11), (15) and (16)

soliciting material

(v)  The sale or exercise of rights

Paragraph (13)

(vi)  The deposit or sale of securities resulting from

Paragraphs (12) and (17)

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraphs (20) and (21)

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph (11)

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Paragraphs (2), (3), (4), (6) and (8)

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Paragraphs (13) and (18)

3.  Fees and Charges

Paragraph (7)

Item – 2.

Available Information

Public reports furnished by issuer

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a. (1)

Form of Deposit Agreement dated as of May 31, 2001, as amended and restated as of February 20, 2002, among Banco Itaú S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

a. (2)

Assignment by Banco Itaú S.A. to Banco Itaú Holding Financeira S.A. – Previously filed.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 21,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Preferred Shares without Par Value, of Banco Itaú Holding Financeira S.A.

By:

The Bank of New York,

  As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Banco Itaú Holding Financeira S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Federative Republic of Brazil on September 21, 2007.

Banco Itaú Holding Financeira S.A.

By:  /s/ Roberto Egydio Setubal

Name: Roberto Egydio Setubal

Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 21, 2007.

/s/ Olavo Egydio Setubal

/s/ Alex Chen

Name: Olavo Egydio Setubal

Name: Alex Chen

Director, Chairman of the Board of Directors

Authorized U.S. Representative

/s/ José Carlos Moraes Abreu

______________________________

Name: José Carlos Moraes Abreu

Name: Henri Penchas

Director, Vice-chairman of the Board of Directors

Principal Accounting Officer

/s/ Alfredo Egydio Arruda Villela Filho

______________________________

Name: Alfredo Egydio Arruda Villela Filho

Name: Henri Penchas

Director, Vice-chairman of the Board of Directors

Principal Financial Officer

/s/ Roberto Egydio Setubal

/s/ Roberto Egydio Setubal

Name: Roberto Egydio Setubal

Name: Roberto Egydio Setubal

Director, Vice-chairman of the Board of Directors

Principal Executive Officer

/s/ Alcides Lopes Tapias

/s/ Alfredo Egydio Setubal

Name: Alcides Lopes Tapias

Name:  Alfredo Egydio Setubal

Director

Principal Accounting Officer - Interim

/s/ Alfredo Egydio Setubal

/s/ Alfredo Egydio Setubal

Name: Alfredo Egydio Setubal

Name:  Alfredo Egydio Setubal

Director

Principal Financial Officer - Interim

________________________________

Name: Carlos da Camara Pestana

Director

/s/ Fernão Carlos Botelho Bracher

Name: Fernão Carlos Botelho Bracher

Director

/s/ Geraldo José Carbone

Name: Geraldo José Carbone

Director

________________________________

Name: Guillermo Alejandro Cortina

Director

/s/ Gustavo Jorge Laboissiere Loyola

Name: Gustavo Jorge Laboissiere Loyola

Director

________________________________

Name: Henri Penchas

Director

/s/ Maria de Lourdes Egydio Villela

Name: Maria de Lourdes Egydio Villela

Director

________________________________

Name: Persio Arida

Director

/s/ Roberto Teixeira da Costa

Name: Roberto Teixeira da Costa

Director

/s/ Sergio Silva de Freitas

Name: Sergio Silva de Freitas

Director

/s/ Tereza Cristina Grossi Togni

Name: Tereza Cristina Grossi Togni

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of May 21, 2001,

as amended and restated as of February 20, 2002, among

Banco Itaú S.A., The Bank of New York as Depositary,

and all Owners and Beneficial Owners from time to

time of American Depositary Receipts issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.

   5

Certification under Rule 466.